
August 30, 2022

Travis A. Morgan
Chief Financial Officer
Future Health ESG Corp.
8 The Green
Suite 12081
Dover, DE 19901

>   **Re: Future Health ESG Corp.**
>   **Form 10-Q for the quarterly period ended June 30, 2022**
>   **Filed August 22, 2022**
>   **File No. 1-40788**

Dear Mr. Morgan:

　　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2022

Item 4. Controls and Procedures, page 22

1.　　You have concluded that disclosure controls and procedures were ineffective as of June 30, 2022, as "...the limited internal resources available for disclosure controls and procedures represent a material weakness in our internal control over financial reporting related to accounting for complex financial instruments". Please tell us when this material weakness arose and the underlying changes in your internal controls that resulted in this material weakness. In this regard, we note management concluded that disclosure controls and procedures were effective in prior periods.

　　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences